SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                  MAXYGEN, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    577776107
         -------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 amends and supplements the Statement on Schedule 13G electronically filed with the Securities and Exchange Commission
(the "Commission") on February 11, 2000 and subsequent Amendment No.1 filed with the Commission on July 10, 2001 with respect to the ownership of securities of Maxygen, Inc. (the "Initial Statement").

The undersigned hereby amends and supplements Items 2 and 5 of the Initial Statement with the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

CUSIP NO. 577776107                         13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [  ]
                                                         (b) [  ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

5                          SOLE VOTING POWER
  NUMBER OF                6,554,849
     SHARES
BENEFICIALLY      6        SHARED VOTING POWER
  OWNED BY
       EACH
   REPORTING      7        SOLE DISPOSITIVE POWER
     PERSON                6,554,849
      WITH

8 SHARED DISPOSITIVE POWER

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,554,849

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         18.8%

12       TYPE OF REPORTING PERSON*
         CO


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 577776107                         13G


Item 1.  (a)

         (b)

Item 2.  (a)

         (b)    Address of Principal Business Office:

                980 Great West Road
                Brentford
                Middlesex
                TW8 9GS  ENGLAND

         (c)

         (d)

         (e)

Item 3.  Not Applicable.

Item 4.  Ownership.

The information in items 1 and 5 through 11 on the cover pages (page 2) on
Schedule 13G Amendment No. 2 is hereby incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

On August 5, 2003, Glaxo Group Limited acquired 148,206 shares of Common stock by way of a pro-rata distribution from Technogen Associates, L.P., of which Glaxo Group Limited, a subsidiary of the Reporting Person is a limited partner.

Shares previously registered in the name of Glaxo Wellcome International B.V. are now registered in the name of Glaxo Group Limited.

Shares previously registered in the name of Adrian Nevil Hennah but beneficially owned by the Reporting Person are now registered in the name of GlaxoSmithKline Services Unlimited, a wholly-owned subsidiary of Reporting Person.

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person:

Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 8.  Identification and Classification of Members of the Group:

Item 9.  Notice of Dissolution of Group:

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     GLAXOSMITHKLINE PLC

                                                     By:        /s/
                                                              S.M. Bicknell
                                                              Company Secretary

Dated:  February 13, 2004